Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended.

Filed by:	DIMON Incorporated
Subject Company:	Standard Commercial Corporation
Exchange Act File Number of Subject Company:	001-09875

[THE FOLLOWING IS A LIST OF FREQUENTLY ASKED QUESTIONS AND RESPONSES THERETO

EMAILED TO EMPLOYEES OF DIMON INCORPORATED ON NOVEMBER 8, 2004]

FREQUENTLY ASKED QUESTIONS FOR EMPLOYEES

We understand that you will likely have many questions about our proposed merger with Standard Commercial, which we announced earlier this morning.

We are still very early in this process and, therefore, many of the more detailed questions relating to specific areas simply may not be answerable at this stage. We will provide you with progress updates as the process moves forward.

In the meantime, below are answers to what we believe are some of the questions you may have. If we haven’t addressed a question here, you can refer to the press release and the memo to employees from Brian Harker. You can also direct questions to your manager and HR representative. Again, we won’t have all of the answers at this early juncture, but please be assured that we will provide you with more information as decisions are made.

1.)	Why are we merging with Standard Commercial now? Aren’t we achieving our goals on our own?

Our entire management team and Board of Directors are enthusiastic proponents of this merger. First and foremost, we believe it will create a substantially stronger and more capable global tobacco leaf supplier. It helps us achieve our goal of driving profitable growth and building long-term value in a rapidly changing industry. In particular, this keeps us in step with the changes confronted by our customer base. And we must keep in step – even ahead of market demands – if we are to continue to be successful.

We are confident that, by combining the advantages of our two well-respected companies, we will create a business that is fully in step with the evolution of our industry and our customers’ needs. Together, we will have expanded capabilities in value-added services, industry-leading tobacco processing capability, information technology advancements, new product development, global agronomic programs and—most importantly—an expanded talented workforce.

This merger will also enhance our global resources, financial strength, and operational agility, while allowing us to maintain a commitment to the core values that have always guided our organization forward. Indeed, at every level, your dedication and know-how will continue to be the central components of our future success, and are deeply appreciated by our management team and Board of Directors. What this means for our employees is that – from better meeting our industry-wide global challenges, to more effectively serving our customers – a stronger combined company will create more opportunities over the long run.

2.)	Who will lead the combined company?

Upon completion of the merger, Brian Harker, Chairman and CEO of DIMON, will serve as Chairman and CEO, and Robert (Pete) Harrison, Chairman, Chairman and CEO of Standard Commercial, will serve as President and Chief Operating Officer. It is anticipated that Mr. Harrison will succeed Mr. Harker as CEO after two years.

3.)	How will the companies be integrated? How will decisions be made to assure our success? What other management changes can we expect?

We will be forming a joint integration team, which will be led by and comprised of executives from both DIMON and Standard Commercial. This team will determine the best means for achieving the merger’s full potential, and will be examining all areas of our businesses, including where our growth opportunities can be expanded, plans for continuing cost savings, and determining our best management structure going forward.

We are still very early in this process, but what is already clearly apparent is our shared commitment to a balanced and fair integration process that is thoughtful in its approach and timetable, and takes into account input from across our businesses. We will provide you with regular updates on the process as it moves forward.

4.)	Will there be position eliminations? Will the company’s severance policy continue to apply?

DIMON has been pursuing cost reduction strategies and these existing plans will be pursued while we remain an independent company. On a combined basis, it is simply too early in the integration process to discuss this in a more specific way. We will provide you with regular updates on the process as it moves forward.

5.)	What is the integration timetable?

We must and will continue to function as independent companies until our merger is complete, so change will come in phases. The integration team will complete a thorough review of all areas of our businesses before determining where our best growth opportunities can be expanded and continuing cost savings achieved. We will provide you with regular updates on the process as it moves forward.

6.)	Who will be on the integration team?

We will be assembling a team of leaders from both companies committed to a process that is thoughtful and inclusive in order to achieve the merger’s stated benefits. However, it would be premature to discuss specific individuals who may serve on the team.

7.)	Where will the corporate headquarters be? What will happen to DIMON’s Danville and Farmville facilities, and Standard Commercial’s Wilson operations?

These issues have not yet been decided, but will be priorities for the integration team.

8.)	Will there be any changes in employee responsibilities? Will there be any changes to salaries, benefits or retirement plans?

While the ultimate integration of our operations with Standard Commercial’s may result in organizational changes, for the time being your responsibilities, benefits and salary should remain the same unless you are informed otherwise by your manager and/or HR.

9.)	Will there be new opportunities for relocation or changes in employment status?

Both DIMON and Standard Commercial remain firmly committed to continuing to create opportunities for career enhancement for our employees for the long-term. You should apprise your manager of your interests.

10.)	What can I do to be helpful in this process?

Together, over the years, we have built a worldwide company with an outstanding reputation and a leading industry position. As we move forward in the coming weeks and months, it is imperative that we continue to demonstrate the same dedication and excellent teamwork that have built our company’s strengths to date, as we continue to progress in the merger process.

Employees who regularly work with our customers, suppliers and other business partners will receive talking points which will assist you in discussing the key points of our merger with them, should you be asked about it.

11.)	What should I say if someone from outside the Company asks me about the merger?

Please follow our existing policies regarding communications with outside parties. Specifically, you should refrain from commenting, and refer the questioning party to the designated spokesperson for your entity, or to corporate investors relations.

12.)	When will the merger occur?

It is too early to say at this time. The closing of the merger is subject to financing considerations and customary closing conditions, including approval by the shareholders of each of DIMON and Standard, approval of U.S. and foreign antitrust authorities and effectiveness of a proxy statement/prospectus relating to shareholder approval.

Finally, you should note that the questions and answers presented herein include “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about the benefits of the merger between DIMON and Standard Commercial, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on the current beliefs and expectations of DIMON’s and Standard Commercial’s management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results may differ materially from current expectations and projections. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: changes in the timing of cost savings initiatives; our ability to successfully integrate DIMON’s and Standard Commercial’s operations; changes in the markets for the financing necessary to complete the merger; changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, currency and interest rate fluctuations, shifts in the global supply and demand position for tobacco products, and the impact of regulation and litigation on the DIMON’s and Standard Commercial’s customers. DIMON and Standard Commercial do not undertake any obligation to publicly release the results of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements. Additional factors that could cause DIMON’s and Standard Commercial’s results to differ materially from those described in the forward-looking statements can be found in DIMON’s and Standard Commercial’s Annual Reports on Form 10-K for each company’s fiscal year ended March 31, 2004, and other filings with the Securities and Exchange Commission (the “SEC”) which are available at the SEC’s Internet site (http://www.sec.gov).

DIMON and Standard Commercial will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the U.S. Securities and Exchange Commission. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors, security holders, customers, employees and others will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about DIMON and Standard Commercial without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to DIMON Incorporated, 512 Bridge Street, Post Office Box 681, Danville, Virginia 23543-0681, Attention: Investor Relations, (434) 792 7511.

The respective directors and executive officers of DIMON and Standard Commercial and other persons may be deemed to be “participants” in the solicitation of proxies in respect of the proposed merger. Information regarding DIMON’s directors and executive officers is available in its proxy statement filed with the SEC on July 13, 2004, and information regarding Standard Commercial’s directors and executive officers is available in its proxy statement filed with the SEC on June 23, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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